TOTAL NUMBER OF SEQUENTIAL PAGES 6
                                                        -
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4
                                                            -

                                                           File No:333-10702
                                                                ------------




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of August, 2003.

                             COCA-COLA EMBONOR S.A.
                              ---------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F x - Form 40-F ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No x

ITEM 1. Filing of information on Debt Account with the Superintendencia de Valores y Seguros.

            Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to August 31, 2003, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as Exhibit 99.1

ITEM 2.         Exhibits

    Exhibit
     Number                     Description                     Page Number
    99.1      Translation of Information on Debt Account             6

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)


Date: August 3, 2003.                               By:  /s/ Roger Ford


                                                    Roger Ford
                                                    Chief Financial Officer

Exhibit 99.1

                             FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDINB BOND ISSUES
ISSUER:                      COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF:           AUGUST 31, 2003

-----------------------------------------------------------------------------------------------------------------------------------
        NUMBER AND DATE                        SERIES                      DATE OF            PLACEMENT             INITIAL
        OF REGISTRATION                                                    NOMINAL              EXPIRY            FACE AMOUNT
            IN THE                                                          ISSUE                DATE               PLACED
      SECURITIES REGISTRY                                                                                             US$
-----------------------------------------------------------------------------------------------------------------------------------

           ISSUED IN                           UNIQUE                   March 25, 1999      March 15, 2006             143,400,000

           NEW YORK                                                     March 25, 1999      March 15, 2006              16,600,000

                                                                     --------------------------------------------------------------

                                                                            TOTALS                                     160,000,000
-----------------------------------------------------------------------------------------------------------------------------------





-----------------------------------------------------------------------------------------------------------------------------------
  FACE AMOUNT           ADJUST-             ADJUSTED             INTEREST             PAR           INTEREST          AMORTIZATIONS
   PLACED AND             MENT             FACE AMOUNT          ACCRUED AND          VALUE           PAID IN               PAID
  OUTSTANDING            INDEX             OUTSTANDING            UNPAID                            THE MONTH          IN THE MONTH
      US$                                     KCH$                 KCH$               KCH$            KCH$                 KCH$
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                     104,719,780
       143,400,000        US$               100,080,294          4,639,486                -                -
                                                                                      10,661,847
        14,600,000        US$                10,189,486            472,361                -                -

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     115,381,627
       158,000,000                           110,269,780          5,111,847                -                -
-----------------------------------------------------------------------------------------------------------------------------------




THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT
AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.




                               ANDRES VICUNA GARCIA-HUIDOBRO
                    -------------------------------------------------------
                                GENERAL MANAGER SIGNATURE



                                                                                             MONTHLY CHANGE
                                                                                ------------------------------------------
                                                                                Exchange Rate                      697.91
                                                                                ------------------------------------------

                                                                                ------------------------------------------
                                                                                Interest Rate                      9.875%
                                                                                ------------------------------------------